

June 11, 2019

Heath R. Fear
Chief Financial Officer
Kite Realty Group Trust
Kite Realty Group, L.P.
30 S. Meridian Street, Suite 1100
Indianapolis, IN 46204

      **Re: Kite Realty Group Trust**
          **Kite Realty Group, L.P.**
          **Form 10-K for the fiscal year ended December 31, 2018**
          **Filed February 27, 2019**
          **File No. 001-32268 and 333-202666-01**

Dear Mr. Fear:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                    Sincerely,

                                    Division of Corporation Finance
                                    Office of Real Estate and
                                    Commodities